

06037304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 1-15062

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Time Warner Savings Plan

Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

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Time Warner Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) 15

Report of Independent Registered Public Accounting Firm

Administrative Committee
Time Warner Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 20, 2006

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Time Warner Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2005	**2004**
	(In Thousands)	
Investment in Time Warner Defined Contribution Plans Master Trust *(Notes A and C)*	**$ 3,081,029**	$ 2,975,224
Contributions receivable:		
Employer	–	793
Participants	–	1,779
Loans to participants	**58,638**	55,741
Other assets	**109**	122
Net assets available for benefits	**$ 3,139,776**	$ 3,033,659

See accompanying notes.

5

Time Warner Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,	
	2005	**2004**
	(In Thousands)	
Net assets available for benefits at beginning of year	**$ 3,033,659**	$ 2,759,414
Changes in net assets		
Net investment gain from Time Warner Defined Contribution Plans Master Trust *(Notes A and C)*	**132,133**	211,529
Employing Company Contributions, net of forfeitures	**83,916**	81,773
Participant contributions, including rollover contributions	**189,251**	170,541
Interest income	**3,248**	2,940
Participant withdrawals	**(299,882)**	(191,605)
Administrative expenses	**(2,549)**	(933)
Net change	**106,117**	274,245
Net assets available for benefits at end of year	**$ 3,139,776**	$ 3,033,659

See accompanying notes.

Time Warner Savings Plan

Notes to Financial Statements

December 31, 2005

A. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

Effective January 1, 2004, the Plan name was changed from the AOL Time Warner Savings Plan to the Time Warner Savings Plan to reflect the new name of the Plan's sponsor, Time Warner Inc. ("Time Warner").

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner and certain of its subsidiaries and affiliates, (collectively, the "Employing Companies"). Employees may participate in the Plan after three months of continuous employment. In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are eligible to participate in the Plan. The Plan is a participating plan in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust. Participant contributions, Employing Company matching contributions ("Matching Contributions") and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

On March 31, 2004, Time Warner sold its interest in the Turner winter sports teams (the Atlanta Thrashers and the Atlanta Hawks) and operating rights to Philips Arena, an Atlanta sports and entertainment venue, to Atlanta Spirit LLC. Account balances of the employees of these entities were not transferred out of the Plan. As a result of the transaction, these employees were treated as terminated employees under the terms of the Plan. Upon the closing of the sale, the account balances of the transferred employees became fully vested.

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A. Description of the Plan (continued)

Beginning in the third quarter of 2005, Time Warner started paying a regular quarterly cash dividend of $0.05 per share of Time Warner common stock. The dividend is paid on the shares of Time Warner common stock held, as of the record date, in the Time Warner Inc. Stock Fund, maintained in the Master Trust. The cash dividend on these shares is added to the assets of the Time Warner Inc. Stock Fund and is reflected in the net asset value of Plan participants' units in the Time Warner Inc. Stock Fund and recorded as investment income.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant's eligible compensation, up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). After one year of continuous employment (six months in the case of AOL LLC (formerly America Online, Inc.) ("AOL") Employing Companies, including hourly, but not temporary, employees), Matching Contributions are made as a percentage of a participant's contributions to the Plan and are capped at a certain percentage of the participant's eligible compensation. The allowable contribution percentages and Matching Contributions vary among Employing Companies. Generally, Matching Contributions equal 50% or 66.67% of the first 6% of the participant's eligible compensation contributed to the Plan, depending upon the participant's Employing Company. For certain Employing Companies, the Matching Contribution percentage is 160% or 10% (depending on the Employing Company) of the first 4% of the participant's eligible compensation contributed to the Plan.

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions ("Employing Company Contributions").

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Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate.

Participant contributions, Rollovers, and earnings thereon are fully vested.

Employing Company Contributions and earnings thereon generally vest based upon years or periods of service as follows:

Matching Contributions and Earnings Thereon		Profit-Sharing Contributions and Earnings Thereon	
Years or Periods of Service	Vested Percentage	Years or Periods of Service	Vested Percentage
Less than 2	0%	Less than 5	0%
2 but less than 3	25%	5 or more	100%
3 but less than 4	50%		
4 but less than 5	75%		
5 or more	100%		

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Beginning in 2004, the Plan does not separately reflect a liability for unused forfeitures. Forfeitures for 2005 and 2004 are approximately $2,728,000 and $2,006,000, respectively.

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts and periodically transfer account balances among Investment Funds offered under the Plan. Loans are valued at their outstanding balances, which approximate fair value and are treated as transfers between the individual Investment Funds and the participant loan fund. Loans may be for a period up to five years or, for the purchase of a primary residence, 15 years (10 years prior to January 1, 1999). Participants who have transferred accounts to the Plan with existing loans for the purchase of

A. Description of the Plan (continued)

a primary residence have loan terms up to 30 years based on the provisions of the plan from which the original loan was requested. Interest rates are fixed at the time of the loan at the prime rate plus 1%. Interest rates as of both December 31, 2005 and 2004, range from 4.75% to 10.50%.

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash except for the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Time Warner reserves the right to discontinue its contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan Administrator is a committee ("Administrative Committee") appointed by the Board of Directors of Time Warner. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

B. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Certain administrative costs are charged directly to the Plan. All other administrative costs are paid by Time Warner.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2004 amounts have been reclassified to conform to the current year presentation.

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10

C. Investments

The assets of the Plan are primarily held in the Master Trust, a trust maintained for a collective investment of the assets of several qualified defined contribution plans sponsored by Time Warner or its affiliates.

On February 8, 2005, the Investment Committee for the Plan approved a new set of Investment Funds under the Master Trust, applicable to all of the participating plans therein, including the Plan. The new Investment Funds became effective in September 2005 and consist of four asset allocation funds, nine core actively managed funds (four of which were included in the prior set of funds: Time Warner Inc. Stock Fund, Capital Preservation Fund, Dodge & Cox Stock Fund and Fidelity Aggressive Growth Equity Fund), four core index funds and a mutual fund window (a self-directed brokerage account) that replaced the mutual funds that had been available as Investment Funds. Some of these Investment Funds are managed as separate accounts. The underlying investments held in these separate accounts are included in the Statements of Net Assets Available for Benefits.

Prior to September 2005, the Investment Funds under the Master Trust included certain mutual funds and eleven core investment funds maintained by the trustee, including several equity funds, a balanced fund, a stable value fund, a money market fund, a fund primarily invested in Time Warner common stock and a growth and income mutual fund.

The beneficial interests of the Plan in the Master Trust at December 31, 2005 and 2004, used to allocate investment income/loss, gains and losses and certain expenses to the Plan, are 70.23% and 70.34%, respectively.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

C. Investments (continued)

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in Fidelity commingled trust funds are valued at unit values as reported by Fidelity and its affiliates, and investments in non-Fidelity commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts. The Capital Preservation Fund may include guaranteed return insurance company contracts and synthetic investment contracts. The guaranteed return insurance company contracts are benefit responsive and are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed and mortgaged-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a "wrapper") which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As such, synthetic investment contracts are recorded at contract value. The fair value of the underlying securities of the synthetic investment contracts in the Master Trust was $645.8 million and $421.5 million as of December 31, 2005 and 2004, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise.

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily and was 4.1% and 4.4% at December 31, 2005 and 2004, respectively. The average annualized yield of the Capital Preservation Fund was 4.3% and 4.6% for the years ended December 31, 2005 and 2004, respectively.

The Master Trust, through its investment managers, invests in a variety of investments. Certain investment managers retained by the Master Trust are authorized to use derivative financial instruments, either directly or within a commingled fund structure, with established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity is reported in the Statements of Changes in Net Assets Available to Participating Plans. The types of derivative financial instruments held by the Master Trust include foreign currency contracts, swaps, futures and options. In 2005, the Master Trust held less than 1% of the total market value of its investments in derivatives.

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C. Investments (continued)

The net assets available to participating plans in the Master Trust are summarized below:

	December 31,	
	2005	**2004**
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	**$ 1,465,924**	$ 1,584,258
Time Warner common stock	**708,772**	861,454
Other domestic common stocks	**362,838**	–
Foreign common stocks	**19,925**	–
Preferred stocks	**2,664**	–
Synthetic investment contracts	**651,016**	414,339
Mutual funds	**855,222**	1,364,914
U.S. government and agency securities	**172,029**	–
Bonds, notes and debentures	**162,156**	–
Cash, cash equivalents and temporary investments	**90,187**	8,578
Total investments	**4,490,733**	4,233,543
Accrued investment income and other assets	**12,794**	1,732
Total assets	**4,503,527**	4,235,275
Total liabilities	**116,395**	5,258
Net assets available to Participating Plans	**$ 4,387,132**	$ 4,230,017

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C. Investments (continued)

During the years ended December 31, 2005 and 2004, net investment gain of the Master Trust was as follows:

	Year ended December 31,	
	2005	2004
	(In Thousands)	
Investment income, net of fees	$ 60,972	$ 40,610
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
Commingled trust funds	118,599	110,078
Time Warner common stock	(86,755)	60,919
Other domestic common stocks	10,461	–
Foreign common stocks	(366)	–
Preferred stocks	(133)	–
Mutual funds	55,338	85,644
U.S. government and agency securities	(709)	–
Bonds, notes and debentures	(1,242)	–
Cash, cash equivalents and temporary investments	(57)	–
Other investments	77	–
Total net realized and unrealized appreciation	95,213	256,641
Total net investment gain	$156,185	$297,251

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D. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock or cash for Employing Company contributions to the Plan. There were no shares of Time Warner common stock contributed in 2005 or 2004 for Employing Company contributions to the Plan. The Master Trust can also purchase or sell shares of Time Warner common stock on the open market or directly from or to Time Warner. There were no purchases or sales directly from or to Time Warner in 2005 or 2004.

E. Contingencies

On January 17, 2002, AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York against Time Warner, AOL and AOL Community, Inc. under ERISA titled *Hallissey et al. v. AOL Time Warner Inc. et al.* Plaintiffs allege that they are entitled to pension and/or welfare benefits and/or other employee benefits subject to ERISA. In March 2003, plaintiffs filed and served a second amended complaint, adding as defendants the Time Warner Administrative Committee and the AOL Administrative Committee. On May 19, 2003, Time Warner, AOL, and AOL Community, Inc. filed a motion to dismiss and the Administrative Committees filed a motion for judgment on the pleadings. Both of these motions are pending. Time Warner intends to defend against this lawsuit vigorously, but is unable to predict the outcome of this lawsuit.

As of June 20, 2006, three putative class action lawsuits have been filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Plan, the Time Warner Thrift Plan and/or the TWC Savings Plan (the "Plans"). Collectively, these lawsuits name as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these cases also names Time Warner Entertainment Company, L.P. ("TWE") as a defendant. The lawsuits allege that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions.

15

E. Contingencies (continued)

The complaints seek unspecified damages and unspecified equitable relief. The ERISA actions have been consolidated with other Time Warner-related shareholder lawsuits and derivative actions under the caption *In re AOL Time Warner Inc. Securities and "ERISA" Litigation* in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including TWE, certain current and former officers, directors and employees of Time Warner and Fidelity. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint. On March 9, 2005, the Court granted in part, and denied in part, Time Warner's motion to dismiss. The Court dismissed two individual defendants and TWE for all purposes, dismissed other individuals with respect to claims plaintiffs had asserted involving the TWC Savings Plan, and dismissed all individuals who were named in a claim asserting that their stock sales had constituted a breach of fiduciary duty to the Plans. Time Warner filed an answer to the consolidated ERISA complaint on May 20, 2005. On January 17, 2006, plaintiffs filed a motion for class certification. On the same day, defendants filed a motion for summary judgment on the basis that plaintiffs cannot establish loss causation for any of their claims and therefore have no recoverable damages, as well as a motion for judgment on the pleadings on the basis that plaintiffs do not have standing to bring their claims. The parties have reached an agreement to resolve this matter, and have submitted their settlement agreement and associated documentation to the court for approval. A preliminary approval hearing was held on April 26, 2006 and the court granted preliminary approval of the settlement by order dated May 1, 2006. At this time, there can be no assurance that the settlement will receive final court approval.

F. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated April 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status and related trust's tax exemption.

G. Subsequent Events

In the third quarter of 2005, Time Inc. acquired Media Solutions, LLC, which was subsequently renamed Grupo Editorial Expansión International LLC, and its employees became eligible to participate in the Plan effective January 1, 2006. In connection with this transaction, account balances of these employees in the Media Solutions, LLC 401(k) Profit Sharing Plan & Trust will be transferred into the Plan.

Effective March 31, 2006, Time Warner sold the Time Warner Book Group (the "Book Group") to Hachette Livre SA, a wholly owned subsidiary of Lagardère SCA. Account balances of the employees of the Book Group were not transferred out of the Plan as part of the sale. As a result of this transaction, the employees of the Book Group were treated as terminated employees under the terms of the Plan and the account balances of the transferred employees became fully vested.

On April 30, 2006, Time Warner completed the sale of the Turner South regional cable network to Fox Cable Networks, Inc. Account balances of employees in the Turner South operations were not transferred out of the Plan as part of the sale. Employees terminated as a result of the transaction will be fully vested under the Plan.

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Supplemental Schedule

Time Warner Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

Description of Investment	Current Value
Loans to participants (interest rates from 4.75% to 10.50%, maturing through October 2030)*	$ 58,637,578

*Indicates party-in-interest to the Plan.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 27 , 2006

By: _____
Name: Pascal Desroches
Member of the Administrative Committee

83685-1

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EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	22

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574 and 333-102787 on Form S-8 of Time Warner Inc. pertaining to the Time Warner Savings Plan (the "Plan") of our report dated June 20, 2006, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

New York, New York
June 22, 2006